Exhibit 99.2

 August, 2017  Development of bio-stimulants corn productsDuPont Pioneer-Evogene collaboration

 Collaboration goal  2    To develop and commercialize microbiome-based seed treatmentbio-stimulant products that improve corn yields

 Collaboration ‘at a glance’      Multi-year development effort focused on increasing corn yields across multiple locationsLeverages a set of already discovered, validated and optimized microbial strain teamsEvogene will receive milestone payments and royalties from product salesDuPont Pioneer has exclusive licensing rights

       Ag-biologicals market opportunity  4  Growing market*  Enabling technologies and cost reduction of data analysis and integration   Growing market*  Human microbiome understanding  Leveraged into plant microbiome research  Data cost reduction  16S-rRNA sequencing  Next generation sequencing  Metagenomics and Omics analyses    *Data based on industry research

 Collaboration Structure  Pre-commercialization   Developmentstage 2  Development stage 1   Discovery  Early development  Product  Collaboration

# Collaborating parties

| Evogene | DuPont Pioneer |
|---|---|
| ▪ Leading biotechnology company for the improvement of crop productivity<br>▪ Proprietary predictive biology platform including artificial intelligence for research and development of ag-biologicals<br>▪ Downstream capabilities for formulation and fermentation to drive product development<br>▪ Discovered, validated and optimized microbial strain teams predicted to work as corn bio-stimulants | ▪ World's leading developer and supplier of advanced plant genetics and insect, weed and disease control solutions<br>▪ Know-how on market needs and product definitions<br>▪ Broad field testing platform used to decrease time to market by early testing of promising candidates<br>▪ Access to market and proven track record of introducing new products |

Combining Evogene's innovative technology with DuPont Pioneer's product development expertise and access to markets sharply enhances the potential to benefit from the emerging field of microbiome-based bio stimulants

I 6

Discovery and development of bio-stimulants Evogene’s Approach  7      Overcoming plant complexity by modeling it into traits and sub-traits  Decipher plant – microbiome interaction to drive plant productivity  Microbiome network dynamics modeling                    Computational predictive biology platform - to enable microbial teams to drive yield improvement  Plant  Microbiome

 Summary  8  Confidential  Microbiome science has dramatically evolved in recent years, and holds a significant opportunity for improving crop productivityCollaboration focus is ‘new generation’ bio-stimulants based on microbials - delivering yield increases with low investmentsDuPont Pioneer and Evogene are well positioned to harness plant-microorganism interactions to drive crop productivity by leveraging biological understanding and big data capabilities through dedicated computational platformsAs part of the collaboration, proven microbial strains discovered and validated by Evogene will be further developed by the parties for the goal of commercialization by DuPont Pioneer for corn

 August, 2017  Thanks